UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Yanzhou Coal Mining Company Limited

Title of Class of Securities: H Shares

CUSIP Number: 0009848461




  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the

Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP Number: 0009848461

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Limited


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

         34,534,000

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         34,534,000

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         34,534,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          4.06%

12. Type of Reporting Person

          CO

CUSIP Number: 0009848461

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Everest Capital Frontier Fund, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

           17,794,000

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

           17,794,000

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

           17,794,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          2.09%

12. Type of Reporting Person

          PN

CUSIP Number: 0009848461

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Everest Capital Master Fund, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

           16,740,000

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

           16,740,000

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

           16,740,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          1.97%

12. Type of Reporting Person

          PN

Item 1(a) Name of Issuer:  Yanzhou Coal Mining Company
          Limited

      (b) Address of Issuer's Principal Executive Offices:

          40 Fushan Road
          Zoucheng
          Shandong Province
          People's Republic of China

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Everest Capital Limited
          Everest Capital Master Fund, L.P.
          Everest Capital Frontier Fund, L.P.
          The Bank of Butterfield Building
          65 Front Street
          6th Floor
          Hamilton HM JX, Bermuda

          Everest Capital Limited - Bermuda Corporation
          Everest Capital Master Fund, L.P. and Everest
          Capital Frontier Fund, L.P. - Cayman Islands limited partnerships

    (d)   Title of Class of Securities:  H Shares

    (e)   CUSIP Number: 0009848461

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned:

         As of December 31, 1999:

         Everest Capital Limited - 34,534,000
         Everest Capital Frontier Fund, L.P.- 17,794,000
         Everest Capital Master Fund, L.P. - 16,740,000

         As of March 31, 2000:

         Everest Capital Limited - 4,120,400
         Everest Frontier Fund, L.P. - 2,204,400
         Everest Master Fund, L.P. - 1,916,000


         (b) Percent of Class:

         As of December 31, 1999:

         Everest Capital Limited - 4.06%
         Everest Capital Frontier Fund, L.P.- 2.09%
         Everest Capital Master Fund, L.P. - 1.97%

         As of March 31, 2000:

         Everest Capital Limited - 0.48%
         Everest Frontier Fund, L.P. - 0.26%
         Everest Master Fund, L.P. - 0.23%


         (c) As of December 31, 1999:

             Everest Capital Limited - 0 shares with sole power to vote or direct the vote; 34,534,000 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 34,534,000 shares with shared power to dispose or to direct the disposition of

             Everest Capital Frontier Fund, L.P. - 0 shares with sole power to vote or direct the vote; 17,794,000 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 17,794,000 shares with shared power to dispose or to direct the disposition of

             Everest Capital Master Fund, L.P. - 0 shares with sole power to vote or direct the vote; 16,740,000 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 16,740,000 shares with shared power to dispose or to direct the disposition of

         As of March 31, 2000:

             Everest Capital Limited - 0 shares with sole power to vote or direct the vote; 4,120,400 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 4,120,400 shares with shared power to dispose or to direct the disposition of

             Everest Capital Frontier Fund, L.P. - 0 shares with sole power to vote or direct the vote; 2,204,400 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 2,204,400 shares with shared power to dispose or to direct the disposition of

             Everest Capital Master Fund, L.P. - 0 shares with sole power to vote or direct the vote; 1,916,000 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 1,916,000 shares with shared power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         Everest Capital Limited, Everest Capital Frontier
         Fund, L.P. and Everest Capital Master Fund, L.P. no longer beneficially own more than 5% of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    EVEREST CAPITAL LIMITED

    By: /s/ Malcolm Stott
    _______________________________
    Malcolm Stott
    Title:  Chief Financial Officer

    EVEREST CAPITAL MASTER FUND, L.P.

    By: Everest Capital Limited
    General Partner

    By: /s/ Malcolm Stott
    _______________________________
    Malcolm Stott
    Title:  Chief Financial Officer

    EVEREST CAPITAL FRONTIER FUND, L.P.

    By: Everest Capital Limited
    General Partner

    By: /s/ Malcolm Stott
    _______________________________
    Malcolm Stott
    Title:  Chief Financial Officer

    April 17, 2000







00119001.DQ5

                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

April 17, 2000 relating to the H Shares of Yanzhou Coal

Mining Company Limited shall be filed on behalf of the

undersigned.

                               EVEREST CAPITAL LIMITED

                             By: /s/ Malcolm Stott
                             _______________________________
                             Malcolm Stott
                             Title:  Chief Financial Officer

                             EVEREST CAPITAL MASTER FUND, L.P.

                             By: Everest Capital Limited
                             General Partner

                             By: /s/ Malcolm Stott
                             _______________________________
                             Malcolm Stott
                             Title:  Chief Financial Officer

                             EVEREST CAPITAL FRONTIER FUND, L.P.

                             By: Everest Capital Limited
                             General Partner

                             By: /s/ Malcolm Stott
                             _______________________________
                             Malcolm Stott
                             Title:  Chief Financial Officer









00119001.DQ5